May 30, 2007
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

ATTENTION:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Crawford & Company Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File No. 001-10356
Dear Mr. Rosenberg:
We received your letter dated April 26, 2007 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the document listed above. This letter contains the responses of Crawford & Company to the Staff’s comments in the Comment Letter. The numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Capital Resources, and Financial Condition
Contractual Obligations
1.	We believe that your contractual obligations table should present all your obligations in a single table including obligations for your estimated future interest payments. Please provide us, in disclosure-type format, a revised table of contractual obligations. We would not object to you presenting a subtotal of the estimated future interest payments within the table.

Response:
We have reviewed your comment and confirm that in future filings that include this disclosure we will present all our obligations in a single table. Below is a revised table of contractual obligations which reflects the change requested.
Excellence In Everything We Touch
5620 Glenridge Dr., NE ■Atlanta, GA 30342 ■ (404) 847-4407 ■ Fax (678) 937-8253 ■ www.crawfordandcompany.com

Contractual Obligations
As of December 31, 2006, the impact that our contractual obligations, including estimated interest payments, are expected to have on our liquidity and cash flow in future periods is as follows:

	Payments Due by Period
	Less			More
	than 1	1-3	3-5	than 5
(in thousands)	Year	Years	Years	Years	Total

Long-term debt, including current portions (Note 5)	$2,288	$4,575	$4,432	$189,500	$200,795
Operating lease obligations (Note 4)	46,321	74,918	53,191	151,511	325,941
Capital lease obligations (Note 5)	333	437	60	40	870
Outsourced services obligation	2,541	—	—	—	2,541
Revolving credit facility (Note 5)	—	—	26,585	—	26,585

Total, before interest payments	51,483	79,930	84,268	341,051	556,732

Estimated interest payments for:
Term loan (Note 5)	15,617	30,738	30,078	26,991	103,424
Revolving credit facility (Note 5)	2,055	4,110	3,768	—	9,933

Total estimated interest payments	17,672	34,848	33,846	26,991	113,357

Total contractual obligations	$69,155	$114,778	$118,114	$368,042	$670,089

We have substantial future payments of variable-rate interest for borrowings outstanding under our New Credit Agreement. Based on interest rates and borrowings at December 31, 2006, the table above shows estimated future interest payments over the remaining term of the term loan and revolving credit facility, after considering the impact of required minimum quarterly principal payments on the term loan facility. The actual amounts of interest that we will ultimately pay will likely differ from the amounts above due to changes in interest rates and due to possible accelerated principal payments. Approximately $13.3 million of operating lease obligations included in the table above are expected to be funded by sublessors under existing sublease agreements. The obligation for outsourced services relates to certain information technology functions performed by a third-party provider under a contract that will expire during the first quarter of 2007.
Critical Accounting Policies and Estimates
Revenue Recognition
2.	The sensitivity analyses around your critical accounting estimates should depict reasonably likely changes in your estimates based on historical experience and not hypothetical changes (e.g. 1%). If these analyses depict reasonably likely changes, please provide us proposed disclosure that clarifies this fact. If not, please provide us, in disclosure-type format, revised analyses that depict reasonably likely change in these estimates.
Response:
We are providing the following supplemental information to the commission. Below is a table of the percentage of claims opened from 1997 — 2006 that are still open at the end of that year and the percentage that remain open in each succeeding year. As you can see, over 70% of all cases are closed in the year they are opened. From 1997 through 2006 the change in the percentage of claims remaining open after the first year ranged from a decrease of 1.82% to an increase of 2.26%. The average of the absolute value of the changes during that period is 1.07%. Accordingly, 1% is a reasonably likely change in our estimate based on historical experience.

End of Year	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1997	27.94%
1998	7.93%	28.60%
1999	4.16%	7.75%	27.54%
2000	2.50%	4.32%	8.46%	25.73%
2001	1.47%	2.53%	4.18%	7.66%	25.55%
2002	0.87%	1.40%	2.00%	3.80%	7.30%	24.46%
2003	0.59%	0.87%	1.23%	2.15%	4.00%	7.59%	24.59%
2004	0.46%	0.63%	0.86%	1.36%	2.31%	4.03%	7.68%	26.85%
2005	0.28%	0.39%	0.55%	0.84%	1.30%	2.20%	3.82%	7.31%	26.21%
2006	0.21%	0.28%	0.38%	0.55%	0.77%	1.26%	1.97%	3.39%	6.72%	24.40%
We propose adding to our critical accounting polices and estimates the underlined sentences to the next-to-last paragraph in the section on revenue recognition in future filings that include this disclosure.
As of December 31, 2006, deferred revenues related to lifetime claim handling arrangements approximated $125.1 million. If the rate at which we close cases changes, the amount of revenues recognized within a period could be affected. In addition, given the competitive environment in which we operate, we may be unable to raise our prices to offset the additional expense associated with handling longer-lived claims. The year-to-year change in our first year case closing rates over the last ten years has ranged from an increase in the rate of 2.3% to a decrease in the rate of 1.8% and have averaged 1.1%. A 1% change is a reasonably likely change in our estimate based on historical data. Absent an increase in per-claim fees from our clients, a 1% decrease in claim closing rates for lifetime claims would have resulted in the deferral of additional revenues of approximately $2.4 million, or $0.03 per share after reflecting income taxes, for the year ended December 31, 2006. If our average claim-closing rates for lifetime claims increased by 1%, we would have recognized additional revenues of approximately $2.1 million, or $0.03 per share after reflecting income taxes, for the year ended December 31, 2006.
Notes to Consolidated Financial Statements
Note 8. Goodwill and Intangible Assets Arising from Acquisitions
3.	Tell us each trademark you acquired and how you concluded that all trademarks acquired had an indefinite life. Tell us the number of years of cash flows used in the valuation of each trademark and how long each trademark has existed.

Response:
We are providing the following supplemental information to the commission regarding our tradenames. In determining whether the acquired tradenames had an indefinite life, the Company considered the guidance in paragraph 11 of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) which lists a number of factors to consider when determining the useful life of an intangible asset. This paragraph notes that “the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” The guidance also states “if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term indefinite does not mean infinite.”

The Company made three significant acquisitions during 2006. In August, the Company acquired Specialty Liability Services, Ltd. (“SLS”) for $6.8 million, net of cash acquired. In October, it acquired e-Triage.com, Inc. (“e-Triage”) for $3.5 million in cash and 842,815 restricted shares of the Company’s Class A common stock valued at $5.2 million. Also in October, the Company acquired Broadspire Management Services, Inc. (“Broadspire”) for $149.4 million, net of cash acquired. The indefinite lived intangible assets acquired in each acquisition are discussed in the following paragraphs.

SLS is a leading specialist liability adjusting and claims handling company in the U.K. SLS has a strong presence in the Lloyd’s and London insurance markets and a client list that includes a number of blue chip corporations. SLS has been in business since 2000 and operated under the SLS tradename from its beginning. We acquired SLS because of its solid reputation for quality and because it is a leader in liability claims adjusting. Because of its outstanding reputation and highly recognized name we elected to continue to use the SLS tradename. The tradename was recorded at its estimated fair value of $2.5 million. There are no legal, regulatory or contractual provisions that limit the useful life. SLS is the company name registered with Companies House in the U.K. and as such no other entity could utilize this name. Maintenance expenditures associated with the tradename are minimal. The market SLS competes in is a mature, stable market and accordingly, we do not expect obsolescence, demand, competition or other economic factors to limit its life. The tradename was valued assuming a continuous use into perpetuity. The valuation analysis included the cash flows related to the tradename into perpetuity.

We acquired the Broadspire tradename as part of the Broadspire acquisition and recorded it at its estimated fair value of $29.1 million. As a result of the long-standing history of the Broadspire company and its predecessors and the use of the tradename in the marketplace, we expect to use the name for the foreseeable future. In addition, Crawford management has combined its existing Crawford Integrated Services business with Broadspire and changed the name of its existing self-insured business, which had been branded under the Crawford name since 1974, to Broadspire in recognition of the brand recognition and reputation that Broadspire has in the marketplace. Management has no plans to phase out the name. There are no legal, regulatory or contractual provisions that limit the useful life. The tradename has been filed as a service mark with the U.S. Patent and Trademark Office and can be renewed every 10 years in perpetuity for minimal cost. Maintenance expenditures to maintain the tradename are minimal. The self-insured claims adjusting market is a mature, stable market and accordingly, we do not expect obsolescence, demand, competition or other economic factors to limit its life. These attributes were used in determining the indefinite remaining useful life of the name, and it was valued assuming a continuous use into perpetuity. The valuation analysis included the cash flows related to the tradename into perpetuity.

e-Triage is well known in its industry for enhancing employee retention while reducing employer lost productivity and disability costs associated with presenteeism, absenteeism, illness, and work-related injuries. The intangible assets acquired in the e-Triage acquisition included the tradename and developed technology. The developed technology is being amortized over its estimated useful life. The e-Triage name provides us with a competitive advantage in the marketplace and we plan to continue to use the tradename for the foreseeable future. In addition, we intend to expand the use of the e-Triage product into other markets and utilize the e-Triage name to market other services to disability carriers, employee benefits providers, workers’ compensation carriers, employers who self-insure or self-administer their workers’ compensation and /or disability claims, U.S. Government agencies, property & casualty carriers, and international markets including international governmental agencies. There are no legal, regulatory or contractual provisions that limit the useful life. The tradename has been filed as a service mark with the U.S. Patent and Trademark Office and can be renewed every 10 years in perpetuity for minimal cost. Maintenance expenditures to maintain the tradename are minimal. The self-insured workers’ compensation claims adjusting market is a mature, stable market and accordingly, we do not expect obsolescence, demand, competition or other economic factors to limit its life. The tradename was valued assuming a continuous use into perpetuity. The final appraisal received in the 2007 first quarter reduced the estimated fair value assigned to the e-Triage tradename to $600,000 from the $1.3 million noted in the footnotes to the 2006 Annual Report on Form 10-K. The valuation analysis included the cash flows related to the tradename into perpetuity. The e-Triage tradename registration was granted in 1999.

For each of these tradenames we monitor our use of the names and evaluate at least annually whether the future plans and expected future cash flows support an indefinite life. Should our plans change, expected future cash flows decline or other factors limit the useful life, we will test the tradename for impairment and begin amortizing it over its remaining useful life as required by SFAS 142.
We intend to address the Staff’s comments in all subsequent filings, rather than filing an amendment to the periodic report referenced above.
Furthermore, as requested in the Comment Letter, we hereby acknowledge the following:
•	Crawford & Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Crawford & Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (404) 847-4407 at your earliest convenience to discuss any further comments or to indicate that the responses set forth in the letter are satisfactory to the Staff. Additionally, we respectfully request that the Staff expedite its review of this filing.
Sincerely,
/s/ W. Bruce Swain
W. Bruce Swain
Executive Vice President and
Chief Financial Officer

cc:	W. Forrest Bell, Vice President and Corporate Controller, Crawford & Company
Dana Hartz, Staff Accountant, SEC
Lisa Vanjoske, Assistant Chief Accountant, SEC
King & Spalding LLP, Atlanta, GA
Ernst & Young, Atlanta, GA
James D. Edwards, Chairman of the Audit Committee of the Board of Directors